Filed by Champion International Corporation
                       Pursuant to Rule 425 under the Securities Act of 193
                                   and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934
                        Subject Company: Champion International Corporation
                                              Commission File No. 001-03053


International Paper, Champion International Announce Share Exchange Ratio


Stamford, CT, June 14 - International Paper (NYSE: IP) and Champion International (NYSE: CHA) announced today that Champion shareholders will receive .7073 International Paper common shares and $50 in cash for each Champion share tendered pursuant to the exchange offer. The exchange ratio was calculated based on an average volume weighted price of International Paper of $35.3441 per share. The average volume weighted price of International Paper common shares was determined from 15 randomly selected days during the 30-trading day period from May 3 through June 14.

Champion International Corporation is an integrated forest products company with significant operations in the United States, Canada, and Brazil. Champion is a major producer and distributor of coated and uncoated papers. The company's other products include market pulp, lumber and plywood, and selected paper for packaging. Champion has the responsibility for the sustainable management of approximately eleven million acres of forestlands supporting its manufacturing facilities.

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For more information contact:
Media:  Gael Doar - 203 358-7900
Investor Relations: Tom Hart - 203 358-7291
Web site:  http://www.championpaper.com